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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 21 to Registration Statement No. 333-114404 of Hartford Life Insurance Company Separate Account Twelve on Form S-6 of our report dated April 28, 2015 relating to the statements of assets and liabilities for each of the individual sub-accounts which comprise Hartford Life Insurance Company Separate Account Twelve as of December 31, 2014, and the related statements of operations and changes in net assets for each of the periods presented in the three years then ended, and the related financial highlights in Note 6 for each of the periods presented in the five years then ended, appearing in the Performance Related Information, which is part of such Registration Statement, and to the reference to us under the heading "Experts" under General Information.

/s/ DELOITTE & TOUCHE LLP
Hartford, Connecticut
April 27, 2016